ZEN GRAPHENE SOLUTIONS LTD.

(FORMERLY ZENYATTA VENTURES LTD.)

CONDENSED INTERIM FINANCIAL STATEMENTS

For the nine months ended December 31, 2019 and 2018

(Unaudited)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of financial statements by an entity's auditor.

Francis Dube	Brian Bosse
Chief Executive Officer	Chief Financial Officer

ZEN GRAPHENE SOLUTIONS LTD.
(FORMERLY ZENYATTA VENTURES LTD.)

1

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) CONDENSED INTERIM UNAUDITED STATEMENTS OF FINANCIAL POSITION

	December 31,	March 31,
	2019	2019
(Stated in Canadian Dollars)	$	$
ASSETS
Current assets
Cash	1,455,432	1,221,492
Amounts and other receivables	85,314	217,138
Prepaids and deposits	161,609	27,884
Total current assets	1,702,355	1,466,514

Non-current assets
Equipment [note 3]	74,636	21,183
Exploration and evaluation assets [note 4]	25,086,037	24,054,172
Total non-current assets	25,160,673	24,075,355
Total assets	26,863,028	25,541,869

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [notes 5 and 8]	397,679	646,642
Deferred premium on flow-through shares	151,250	-
Total liabilities	548,929	646,642

SHAREHOLDERS' EQUITY
Share capital [note 6(a)]	40,211,736	38,307,769
Warrants [note 6(b)]	331,415	677,829
Share-based payment reserve [note 6(c)]	1,676,979	1,748,803
Shares to be issued [note 4]	472,500	472,500
Deficit	(16,378,531)	(16,311,674)
Total shareholders' equity	26,314,099	24,895,227
Total shareholders' equity and liabilities	26,863,028	25,541,869
Going Concern [note 1]
Commitments and Contingencies [notes 4 and 11]
Subsequent Events [note 15]

See accompanying notes to the condensed interim unaudited financial statements

These financial statements were authorized for issue by the Board of Directors on February 24, 2020.

Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Brian Bosse"	, Director

2

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) CONDENSED INTERIM UNAUDITED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
(Stated in Canadian Dollars)	$	$	$	$

EXPENSES
Amortization	10,730	1,353	13,171	3,657
Consulting fees	60,627	88,131	186,190	309,114
Contract services	62,086	-	93,086	136,000
General and administrative [note 13]	189,978	224,212	470,239	467,039
Investor relations and promotion	22,437	27,580	69,974	39,363
Professional fees	124,205	19,994	180,691	193,256
Stock-based compensation [note 6(c)]	55,343	222,167	262,377	707,813
Stock exchange and filing fees	-	-	-	1,150
Loss from operating activities	525,406	583,437	1,275,728	1,857,392

Interest and other income	968	729	4,033	11,658
Gain on issuance of shares for debt [note 6(a)]	-	23,888	-	23,888
Government grants [note 14]	366,964	-	366,964	-
Total other income	367,932	24,617	370,997	35,546

Net loss for the period, being total comprehensive loss for the period	157,474	558,820	904,731	1,821,846

Basic and diluted net loss per share [note 12]	0.00	0.01	0.01	0.03

See accompanying notes to the condensed interim unaudited financial statements

3

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) CONDENSED INTERIM UNAUDITED STATEMENTS OF CASH FLOWS

	Nine	Nine
	Months	Months
	Ended	Ended
	December 31,	December 31,
	2019	2018
(Stated in Canadian Dollars)	$	$

OPERATING ACTIVITIES
Loss for the period	(904,731)	(1,821,846)
Items not affecting cash
Amortization [note 3]	13,171	3,657
Gain on sale of equipment	-	(293)
Issuance of shares for debt	-	274,266
Stock-based compensation [note 6(c)]	262,377	707,813
	(629,183)	(836,403)
Net change in non-cash working capital balances [note 7]	(58,617)	63,915
Cash (used in) operating activities	(687,800)	(772,488)

INVESTING ACTIVITIES
Mineral exploration and evaluation expenditures	(1,187,613)	(632,427)
Proceeds from sale of equipment	-	1,526
Purchase of equipment	(66,624)	(1,341)
Cash (used in) investing activities	(1,254,237)	(632,242)

FINANCING ACTIVITIES
Units issued [note 6(a)]	1,050,000	1,304,430
Unit issue costs [note 6(a)]	(17,850)	(31,763)
Flow-through common shares issued [note 6(a)]	1,210,000	3,000,000
Flow-through common share issue costs [note 6(a)]	(66,173)	(174,050)
Cash provided by financing activities	2,175,977	4,098,617

Increase in cash during the period	233,940	2,693,887
Cash, beginning of period	1,221,492	96,738
Cash, end of period	1,455,432	2,790,625

Supplementary disclosures - see note 7

See accompanying notes to the condensed interim unaudited financial statements

4

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) CONDENSED INTERIM UNAUDITED STATEMENTS OF CHANGES IN EQUITY

				Share-Based
		Share		Payment	Shares to be		Total
	Number of	Capital	Warrants	Reserve	Issued	Deficit	Equity
(Stated in Canadian Dollars)	Shares	$	$	$	$	$	$

Balance as at March 31, 2018	63,597,361	34,181,765	484,174	4,944,008	472,500	(18,010,179)	22,072,268
Issuance of units [note 6(a)]	2,607,246	1,160,230	144,200	-	-	-	1,304,430
Unit issue costs	-	(31,763)	-	-	-	-	(31,763)
Issuance of shares for debt [note 6(a)]	628,962	274,266	-	-	-	-	274,266
Issuance of flow-through shares [note 6(a)]	7,500,000	3,000,000	-	-	-	-	3,000,000
Flow-through share issue costs [note 6(a)]	-	(223,505)	49,455	-	-	-	(174,050)
Recognition of stock-based compensation [note 6(c)]	-	-	-	743,196	-	-	743,196
Stock options expired [note 6(c)]	-	-	-	(3,303,658)	-	3,303,658	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(1,821,846)	(1,821,846)
Balance as at December 31, 2018	74,333,569	38,360,993	677,829	2,383,546	472,500	(16,528,367)	25,366,501

Balance as at March 31, 2019	74,333,569	38,307,769	677,829	1,748,803	472,500	(16,311,674)	24,895,227
Issuance of units [note 6(a)]	3,000,000	925,950	124,050	-	-	-	1,050,000
Unit issue costs	-	(17,850)	-	-	-	-	(17,850)
Issuance of shares for debt	47,222	17,000	-	-	-	-	17,000
Issuance of flow-through shares [note 6(a)]	3,025,000	1,058,750	-	-	-	-	1,058,750
Flow-through share issue costs [note 6(a)]	-	(79,883)	13,710	-	-	-	(66,173)
Recognition of stock-based compensation [note 6(c)]	-	-	-	281,876	-	-	281,876
Stock options expired [note 6(c)]	-	-	-	(353,700)	-	353,700	-
Share purchase warrants expired [note 6(b)]	-	-	(484,174)	-	-	484,174	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(904,731)	(904,731)
Balance as at December 31, 2019	80,405,791	40,211,736	331,415	1,676,979	472,500	(16,378,531)	26,314,099

See accompanying notes to the condensed interim unaudited financial statements

5

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

1. NATURE OF BUSINESS AND GOING CONCERN

Effective January 16, 2019, Zenyatta Ventures Ltd. obtained TSX Venture Exchange approval to change its name to ZEN Graphene Solutions Ltd. (the "Company"). The Company was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nanographite and graphene materials company based in Thunder Bay, Ontario, Canada. The Company is currently developing an igneous-hosted, fluid-derived graphite deposit contained in two large breccia pipes. The Company's strategic focus is on graphene nanomaterials which can be converted from the Company's highly crystalline Albany graphite deposit. Graphene is a new material used for enhancing applications in various industries due to its unique combination of mechanical, electrical and thermal properties. The recovery of the amounts shown for the exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, social licensing requirements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

These condensed interim unaudited financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The Company had continuing losses for the nine month period ended December 31, 2019. As at December 31, 2019, the Company had an accumulated deficit of $16,378,531 (March 31, 2019 - $16,311,674) and working capital of $1,153,426 (March 31, 2019 - $819,872). The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, the ability of the Company to obtain necessary financing, and the ability of the Company to identify, evaluate, and negotiate an acquisition of, a participation in or an interest in properties, assets, or businesses. Management feels that additional working capital will be required from public share offerings and stock option exercises to meet the Company's liabilities and commitments as they come due. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. These condensed interim unaudited financial statements do not reflect any adjustments to amounts that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

6

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

2. SIGNIFICANT ACCOUNTING POLICIES

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 - Interim Financial Reporting. The accounting policies followed in these condensed interim financial statements were applied on a consistent basis as those applied in the Company's audited annual financial statements for the year ended March 31, 2019, except as noted below.

The condensed interim financial statements do not contain all disclosures required under IFRS and should be read in conjunction with the Company's audited annual financial statements and the notes thereto for the year ended March 31, 2019.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of financing proceeds and income taxes. Differences may be material.

New Accounting Standards and Interpretations Adopted

IFRS 16 - Leases ("IFRS 16") was issued in January 2016 and replaces IAS 17 - Leases as well as some lease related interpretations. With certain exceptions for leases under twelve months in length or for assets of low value, IFRS 16 states that upon lease commencement a lessee recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment. A lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. IFRS 16 requires that lessors classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise it is an operating lease. As at April 1, 2019, the Company retrospectively adopted this pronouncement and there was no material impact on the Company's financial statements.

7

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Standards and Interpretations not yet Adopted

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods beginning on or after April 1, 2020 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

8

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

3. EQUIPMENT

For the nine months ended December 31, 2019

	Opening			Amortization	Closing
	net book			for the	net book
	value	Additions	Disposals	period	value
	$	$	$	$	$
Equipment - Automotive	179	-	-	(27)	152
Equipment - Office	2,027	-	-	(304)	1,723
Equipment - Field	6,247	64,924	-	(10,675)	60,496
Computers	12,730	1,700	-	(2,165)	12,265
Total	21,183	66,624	-	(13,171)	74,636

As at December 31, 2019				Accumulated	Net book
			Cost	Amortization	value
			$	$	$
Equipment - Automotive			1,439	(1,287)	152
Equipment - Office			15,798	(14,075)	1,723
Equipment - Field			100,468	(39,972)	60,496
Computers			46,928	(34,663)	12,265
Total			164,633	(89,997)	74,636

For the year ended March 31, 2019
	Opening			Amortization	Closing
	net book			for the	net book
	value	Additions	Disposals	year	value
	$	$	$	$	$
Equipment - Automotive	224	-	-	(45)	179
Equipment - Office	3,767	-	(1,233)	(507)	2,027
Equipment - Field	7,809	-	-	(1,562)	6,247
Computers	12,472	3,440	-	(3,182)	12,730
Total	24,272	3,440	(1,233)	(5,296)	21,183

As at March 31, 2019				Accumulated	Net book
			Cost	Amortization	value
			$	$	$
Equipment - Automotive			1,439	(1,260)	179
Equipment - Office			15,798	(13,771)	2,027
Equipment - Field			35,544	(29,297)	6,247
Computers			45,228	(32,498)	12,730
Total			98,009	(76,826)	21,183

9

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

4. EXPLORATION AND EVALUATION ASSETS

During the year ended March 31, 2010, the Company signed an option agreement which was subsequently superseded and replaced effective November 2, 2010 (the "Albany Agreement"), to earn an interest in the Albany Property located in Northern Ontario. Under the terms of the Albany Agreement, the Company can acquire, upon exercise of the first option, a 25% interest in the Albany Property, and upon exercise of the second option, an additional 55% interest in the Albany Property. The first option was exercised after completion of a helicopter-borne geophysical survey on the property during the quarter ended June 30, 2010 and issuance of 1,000,000 units to the optionor during the quarter ended September 30, 2010, each unit being comprised of one common share and one warrant to purchase one additional common share at a price of $1.50 any time before December 23, 2015.

The second option was exercised after making certain payments totaling $140,000 and incurring aggregate expenses on the property in excess of $10,000,000.

On November 21, 2012, the Company reached an agreement with the optionor to amend the Albany Agreement and acquired the remaining 20% interest in the Albany Property (claim block 4F) bringing the Company's total interest in the property to 100%. Pursuant to the terms of the transaction, the Company and the optionor agreed to the following with respect to this agreement:

a) The Company will issue to the optionor a total of 1,250,000 shares as follows: (i) 500,000 shares upon signing the agreement (issued and valued at $315,000 based on the fair market value at the agreement date); (ii) 250,000 shares to be issued upon completion of a pre-feasibility study (valued at $157,500 based on the fair market value at the agreement date); (iii) 500,000 shares to be issued upon completion of a feasibility study (valued at $315,000 based on the fair market value at the agreement date). Total shares to be issued are 750,000 common shares valued at $472,500.

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) Assumption of all liabilities of the property.

The second option on the other claims is subject to a covenant to conduct drilling, a payment of $55,000 on July 1, 2013 (paid) and an obligation not to be in default of the terms under the Albany Agreement. The Albany Agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

10

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

4. EXPLORATION AND EVALUATION ASSETS (continued)

The amounts shown below represent costs incurred to date, and do not necessarily represent present or future value as these are entirely dependent upon the economic recovery of future ore reserves.

	Opening		Ending
	Balance	Expenditures	Balance
Albany Property	$	$	$

For the year ended March 31, 2019	22,027,880	2,026,292	24,054,172

For the nine months ended December 31, 2019	24,054,172	1,031,865	25,086,037

Expenditures include acquisition costs of $1,292,500 for the Albany Property as at December 31, 2019 (March 31, 2019 - $1,292,500). The remaining balances are comprised of exploration expenditures.

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	March 31,
	2019	2019
	$	$
Trade payables	372,679	621,642
Accrued liabilities	25,000	25,000
	397,679	646,642

11

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

6. SHARE CAPITAL

(a) Share Capital

The Company is authorized to issue an unlimited number of common shares, with no par value.

During the nine month period ended December 31, 2019, the Company completed the following share capital transactions:

On September 12, 2019, in a private placement financing, a total of 3,000,000 units were issued at $0.35 per unit for gross proceeds of $1,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.50 for a period of two years. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $17,850.

On December 19, 2019, in a private placement financing, a total of 3,025,000 flow-through common shares were issued at $0.40 per flow-through common share for gross proceeds of $1,210,000. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $79,883 consisting of $57,340 in cash payments, $8,833 in legal costs and $13,710 in value assigned to the 137,100 finder's warrants issued in connection with this private placement. A flow-through share premium liability of $151,250 was recorded in connection with this private placement.

During the nine month period ended December 31, 2018, the Company completed the following share capital transactions:

On June 22, 2018, in a private placement financing, a total of 1,311,693 units were issued at $0.55 per unit for gross proceeds of $721,431. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.80 for a period of two years. The securities issued pursuant to the offering are subject to a four- month and one day statutory hold period. Share issue costs associated with this private placement totaled $22,871.

On November 16, 2018, in a private placement financing, a total of 1,295,553 units were issued at $0.45 per unit for gross proceeds of $582,999. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.60 for a period of two years. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $8,892.

On December 21, 2018, pursuant to twenty Shares for Debt Agreements, the Company issued 151,209 common shares to certain individual creditors at an agreed upon price of $0.55 per common share in settlement of various amounts owing. As these shares were issued to the individuals in their capacity as shareholders, no gain or loss was recognized on this transaction. The Company also issued 477,753 common shares to certain trade creditors at an agreed upon price of $0.45 per common share in settlement of various amounts owing. The fair value of the Company's shares on the settlement date was $0.40 per common share resulting in a gain on the issuance of shares for debt in the amount of $23,888. The securities issued in connection with the shares for debt transactions are subject to a four-month and one day statutory hold period.

On December 21, 2018, in a private placement financing, a total of 7,500,000 flow-through common shares were issued at $0.40 per flow-through common share for gross proceeds of $3,000,000. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $276,729 consisting of $174,050 in cash payments, $53,224 in legal costs and $49,455 in value assigned to the 353,250 finder's warrants issued in connection with this private placement.

12

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as of December 31, 2019 are as follows:

	Exercise	Grant Date	December 31,
	Price	Fair Value	2019
Expiry Date	$	$	#
June 22, 2020	0.80	72,086	655,848
November 16, 2020	0.60	72,114	647,778
December 21, 2020	0.50	49,455	353,250
September 12, 2021	0.50	124,050	1,500,000
December 19, 2021	0.50	13,710	137,100
		331,415	3,293,976

The following is a summary of warrants activity for the periods ended December 31, 2019 and March 31, 2019:

	December 31, 2019		March 31, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of period	3,852,600	0.95	2,195,724	1.17
Granted	1,637,100	0.50	1,656,876	0.66
Exercised	-	-	-	-
Expired	(2,195,724)	1.17	-	-
Balance, end of period	3,293,976	0.58	3,852,600	0.95

13

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants (continued)

On June 22, 2018, the Company issued 655,848 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 22, 2020. The grant date fair value of these warrants was $0.11. The remaining contractual life of the warrants issued and outstanding at December 31, 2019 was 0.48 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 65%; risk-free interest rate of 1.77%; and expected life of 2 years. Common shares acquired through the exercise of these warrants are subject to a four-month and one day statutory hold period.

On November 16, 2018, the Company issued 647,778 share purchase warrants as part of a private placement financing with an exercise price of $0.60 and an expiry date of November 16, 2020. The grant date fair value of these warrants was $0.11. The remaining contractual life of the warrants issued and outstanding at December 31, 2019 was 0.88 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 2.21%; and expected life of 2 years. Common shares acquired through the exercise of these warrants are subject to a four-month and one day statutory hold period.

On December 21, 2018, the Company issued 353,250 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 21, 2020. The grant date fair value of these warrants was $0.14. The remaining contractual life of the warrants issued and outstanding at December 31, 2019 was 0.98 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.91%; and expected life of 2 years. Common shares acquired through the exercise of these warrants are subject to a four-month and one day statutory hold period.

On September 12, 2019, the Company issued 1,500,000 share purchase warrants as part of a private placement financing with an exercise price of $0.50 and an expiry date of September 12, 2021. The grant date fair value of these warrants was $0.08. The remaining contractual life of the warrants issued and outstanding at December 31, 2019 was 1.70 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 74%; risk-free interest rate of 1.58%; and expected life of 2 years. Common shares acquired through the exercise of these warrants are subject to a four-month and one day statutory hold period.

On December 19, 2019, the Company issued 137,100 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 19, 2021. The grant date fair value of these warrants was $0.10. The remaining contractual life of the warrants issued and outstanding at December 31, 2019 was 1.97 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.67%; and expected life of 2 years. Common shares acquired through the exercise of these warrants are subject to a four-month and one day statutory hold period.

14

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

The Company has a stock option plan (the "Plan") for directors, officers, employees and consultants. The Plan authorizes the granting of options to purchase up to a maximum of 10% of the issued and outstanding common shares at the time of grant, of which 5,125,000 options are outstanding as at December 31, 2019.

The Plan provides that:

a) any options granted pursuant to the Plan shall expire no later than ten years after the date of grant;

b) any options granted pursuant to the Plan shall be non-assignable and non-transferable;

c) the number of common shares issuable pursuant to the Plan to any one person in any 12-month period shall not exceed 5% of the outstanding common shares;

d) the number of common shares issuable pursuant to the Plan to any one consultant in any 12-month period may not exceed 2% of the outstanding common shares;

e) the number of common shares issuable pursuant to the Plan to persons employed in investor relation activities may not exceed 2% of the outstanding common shares in any 12-month period.

f) the Plan provides that options shall expire and terminate 90 days following the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options.

g) the number of common shares: (1) reserved for issuance to insiders of the Company may not exceed 10% of the issued and outstanding common shares; and (2) which may be issued to insiders within a one-year period may not exceed 10% of the issued and outstanding common shares.

h) the Plan provides that options granted under the Plan shall vest in the optionee, and may be exercisable by the optionee under certain vesting terms.

During the nine month period ended December 31, 2019, the Company issued the following stock options:

On July 17, 2019, the Company issued 1,275,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of July 17, 2024. The grant date fair value of these stock options was $0.17. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.55%; and expected life of 5 years. The vesting period of the options issued to the directors and officers is as follows: 1/3 at July 17, 2019; 1/3 at January 17, 2020; 1/3 at July 17, 2020. The vesting period of the options issued to the employees and consultants is as follows: 1/3 at July 17, 2019; 1/3 at July 17, 2020; 1/3 at July 17, 2021.

On December 10, 2019, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of December 10, 2024. The grant date fair value of these stock options was $0.19. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.67%; and expected life of 5 years. The vesting period of the options issued to the directors and officers is as follows: 1/3 at December 10, 2019; 1/3 at June 10, 2020; 1/3 at December 10, 2020.

15

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

During the nine month period ended December 31, 2018, the Company issued the following stock options:

On May 3, 2018, the Company issued 200,000 stock options to a senior officer of ZEN-tech Materials Limited with an exercise price of $0.56 and an expiry date of May 3, 2023. The grant date fair value of these stock options was $0.31. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 65%; expected forfeiture rate of 0%; risk-free interest rate of 1.92%; and expected life of 5 years. The vesting period for these options was as follows: 1/3 at May 3, 2018; 1/3 at November 3, 2018; 1/3 at May 3, 2019. These options have since expired due to the departure of the senior officer.

On July 3, 2018, the Company issued 1,400,000 stock options to a number of directors, officers and consultants with an exercise price of $0.50 and an expiry date of July 3, 2023. The grant date fair value of these stock options was $0.30. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 72%; expected forfeiture rate of 0%; risk-free interest rate of 2.05%; and expected life of 5 years. The vesting period for these options is as follows: 1/3 at July 3, 2018; 1/3 at January 3, 2019; 1/3 at July 3, 2019.

On August 13, 2018, the Company issued 1,550,000 stock options to a number of directors, officers and consultants with an exercise price of $0.53 and an expiry date of August 13, 2023. The grant date fair value of these stock options was $0.33. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 77%; expected forfeiture rate of 0%; risk-free interest rate of 2.14%; and expected life of 5 years. The vesting period for these options is as follows: 1/3 at August 13, 2018; 1/3 at February 13, 2019; 1/3 at August 13, 2019.

On November 14, 2018, the Company issued 150,000 stock options to a number of consultants with an exercise price of $0.40 and an expiry date of November 14, 2023. The grant date fair value of these stock options was $0.26. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 2.21%; and expected life of 5 years. The vesting period for these options is as follows: 1/3 at November 14, 2018; 1/3 at May 14, 2019; 1/3 at November 14, 2019.

The Company's computation of expected volatility for the nine months ended December 31, 2019 and 2018 is based on the Company's market close price over a prior period equal to the expected life of the options.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognized as compensation expense, exploration and evaluation assets and under capital stock as share-based payment reserve:

	Nine months	Nine months
	Ended	Ended
	December 31,	December 31,
	2019	2018
	$	$
Stock-based compensation expense	262,377	707,813
Exploration and evaluation assets	19,499	35,383
	281,876	743,196

16

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

Stock option and share-based payment activity for the periods ended December 31, 2019 and March 31, 2019 are summarized as follows:

	December 31, 2019		March 31, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of period	4,140,000	0.65	5,315,000	1.17
Granted	1,375,000	0.40	3,300,000	0.51
Exercised	-	-	-	-
Expired	(390,000)	1.18	(4,475,000)	1.17
Balance, end of period	5,125,000	0.54	4,140,000	0.65

At December 31, 2019, outstanding options to acquire common shares of the Company were as follows:

					Weighted
		Number of	Number of		average
		Options	Options	Grant date fair	remaining
	Exercise Price	Issued	Exercisable	value	contractual life
Expiry Date	$	#	#	$	(years)
April 21, 2020	1.87	100,000	100,000	166,000	0.31
August 31, 2020	1.46	100,000	100,000	117,000	0.67
July 5, 2021	0.72	450,000	450,000	252,000	1.51
July 3, 2023	0.50	1,400,000	1,400,000	420,000	3.51
August 13, 2023	0.53	1,550,000	1,550,000	511,500	3.62
November 14, 2023	0.40	150,000	150,000	39,000	3.87
July 17, 2024	0.40	1,275,000	425,000	216,750	4.55
December 10, 2024	0.40	100,000	33,333	19,000	4.95
		5,125,000	4,208,333	1,741,250	3.55

17

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

7. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	December 31,	December 31,
	2019	2018
	$	$

Amounts and other receivables	131,824	(59,983)
Prepaids and deposits	(133,725)	43,766
Accounts payable and accrued liabilities	(56,716)	80,132
	(58,617)	63,915

Supplementary disclosures:

Change in accrued exploration property expenditures	$(175,247)	$2,200

Stock-based compensation charged to exploration and evaluation assets	$19,499	$35,383

Warrants issued charged to share issue costs	$13,710	$49,455

Shares issued to settle debt	$17,000	$-

18

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

8. RELATED PARTY TRANSACTIONS

The total transactions with companies controlled by members of key management personnel during the nine month periods ended December 31, 2019 and 2018 were as follows:

	2019	2018
	$	$

Exploration and evaluation assets	138,412	124,798
General and administrative	20,154	16,095
	158,566	140,893

Included in accounts payable and accrued liabilities are amounts owing to related parties of $4,033 (2018 - $nil). The amounts owing are unsecured, non-interest bearing and are repayable under normal terms and conditions.

The remuneration of directors and other members of key management personnel during the nine month periods ended December 31, 2019 and 2018 were as follows:

	2019	2018
	$	$

Short-term benefits	135,686	98,113
Share-based compensation	216,158	482,111
	351,844	580,224

As part of the private placements issued during the nine month period ended December 31, 2019 as disclosed in note 6(a), officers and directors of the Company purchased 1,014,286 units for gross proceeds of $355,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

See also notes 4 and 11(b).

19

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

9. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and exploration of mineral properties in Canada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. There have been no significant changes in the risks, objectives, policies and procedures for managing risks during the nine month period ended December 31, 2019.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i) Trade Credit Risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior period.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a small number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

20

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

9. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

e) Fair Value of Financial Instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2019, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

The fair values of all of the Company's financial instruments approximate their carrying values, given their short-term nature.

10. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company's capital management objectives, policies and processes have remained unchanged during the nine months ended December 31, 2019 and the year ended March 31, 2019.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than Policy 2.5 of the TSX Venture Exchange which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

21

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

11. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Employment Agreements

The Company has renewed the consulting agreement with its Vice-President Exploration and Chief Geologist dated July 1, 2018 and the individual was also promoted to company Vice President. On September 14, 2018, the individual was promoted to the position of company President and Chief Operating Officer. The current salary level for the individual pursuant to the employment agreement is $180,000 annually.

The Company has an employment agreement with its Chief Executive Officer dated August 1, 2018. The current salary level for the individual pursuant to the employment agreement is $90,000 annually.

The Company has an employment agreement with its Chief Financial Officer dated January 15, 2019. The current salary level for the individual pursuant to the employment agreement is $42,000 annually.

c) Exploration Agreement

The Company has entered into an agreement with Constance Lake First Nation ("CLFN") governing the relationship in regard to the Company's exploration on traditional lands of CLFN, pursuant to which, the Company has the following commitments.

Cost of Implementation Committee:

On a yearly basis, commencing on the date that an implementation committee is formed and continuing for the following twelve (12) months, the Company shall make a total contribution of $22,000, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, to pay: the reasonable expenses of the Implementation Committee members and the reasonable costs of an archaeologist for any archaeological assessments. As of December 31, 2019, the Company is in compliance with this agreement.

Cost of Annual Gathering:

The Company will pay on an annual basis, $1,200, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, for CLFN and the Company to have a community "feast" and conduct an information session with CLFN members about the exploration, this agreement and any issues pertaining to this agreement's implementation.

22

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

11. COMMITMENTS AND CONTINGENCIES (continued)

d) Other commitments

The Company has a service agreement in place with a third party service provider which has a minimum commitment due to termination clause of $36,000.

As part of previous flow-through share issuances, the Company is committed to incurring approximately $1,210,000 in qualifying exploration and evaluation expenditures on or before December 31, 2020.

e) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of reviewing the claim and preparing its defence, but views the claim as unmeritorious.

12. LOSS PER SHARE

Basic loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three months ended December 31, 2019 is 77,767,687 (2018: 66,355,921). The weighted average number of common shares issued and outstanding for the nine months ended December 31, 2019 is 75,689,710 (2018: 64,997,204). Diluted loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to loss per share calculations, and therefore diluted loss per share is equal to basic loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted loss per share was 8,418,976 (December 31, 2018: 8,242,600).

23

ZEN GRAPHENE SOLUTIONS LTD. (FORMERLY ZENYATTA VENTURES LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018

13. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
	$	$	$	$
Salaries and benefits	73,408	127,810	179,768	206,984
Meals and entertainment	8,119	6,029	17,875	15,069
Transfer agent fees	577	3,531	6,709	23,714
Accommodations	16,712	13,210	28,632	20,221
Investor communications	36,327	18,503	122,210	57,204
Travel	4,282	18,824	23,707	33,133
Occupancy and office expenses	50,553	36,305	91,338	110,714
	189,978	224,212	470,239	467,039

14. GOVERNMENT GRANTS

The grantor will reimburse 50% up to a maximum of $1,000,000 spent by the Company on relevant expenses directly related to graphite purification, graphene production research, concrete additive research and large-scale graphene-enhanced concrete testing.

15. SUBSEQUENT EVENTS

On January 28, 2020, 50,000 stock options with an exercise price of $0.50 and 100,000 stock options with an exercise price of $0.40 expired.

On February 10, 2020, 250,000 stock options with an exercise price of $0.53 expired.